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                                                        October 27, 2004

VIA FACSIMILE (202) 942-9544

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara Jacobs, Assistant Director
                  Tangela Richter, Esq.

         Re:      Cintel Corp.
                  Registration Statement on Form SB-2
                  File No. 333-119002

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 26, 2004 relating to the Registration Statement on Form SB-2 of Cintel Corp. (the "Company"). On behalf of the Company, we respond as follows.

REGISTRATION STATEMENT ON FORM SB-2

1. Prior Comment 2. We continue to believe that your disclosure throughout the registration statement that Cornell Capital Partners will receive only a two percent discount is inappropriate. Please revise throughout to indicate clearly that (i) Cornell Capital Partners will receive a two percent discount and (ii) Cornell Capital Partners will receive five percent of the gross proceeds of the advance. This information should be clear each time you refer to the discount to be received by Cornell Capital Partners.

         Response

         We have revised the disclosure throughout the registration statement to clarify that (i) Cornell Capital Partners will receive a two percent discount and (ii) Cornell Capital Partners will receive five percent of the gross proceeds of the advance. Examples of the revised disclosure follow:

         Example 1 (page 6 of the Prospectus)

         Under the Standby Equity Distribution Agreement: (1) Cornell Capital Partners, L.P. will pay 98% of the lowest closing bid price of the common stock for the five consecutive trading days immediately following the notice to advance funds date; and (2) we will pay Cornell Capital Partners, L.P. 5% of the gross proceeds that we receive from each advance.

         Example 2 (page 10 of the Prospectus)

         The following is an example of the amount of shares of our common stock issuable in connection with an advance of $100,000 under the Standby Equity Distribution Agreement, based on market prices 25%, 50% and 75% below the closing bid price as of August 17, 2004 of $0.09. In addition to the 2% discount that Cornell Capital Partners, L.P. will receive on the purchase price, we will pay Cornell Capital Partners, L.P. 5% of the gross proceeds that we receive from each advance.

                                                With 2%     Number of Shares
         % Below market   Price Per Share      Discount         Issuable       Percentage of Stock*
         ------------------------------------------------------------------------------------------
         25%                   $0.0675         $0.0662          1,510,574              7.2%
         50%                   $0.045          $0.0441          2,267,574             10.8%
         75%                   $0.0225         $0.0221          4,524,887             21.6%

         *Based upon 20,974,300 shares of common stock outstanding.

         We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

                                                       Very truly yours,

                                                       /s/ David Schubauer
                                                       David Schubauer


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